Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,914 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 1, 2019 Filed pursuant to Rule 433

Structured Investments

Equity-Linked Partial Principal at Risk Securities due December 6, 2021 Based on the Performance of the Worst Performing of the Russell 2000® Index and the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per security
Stated principal amount:	$1,000 per security
Pricing date:	May 31, 2019
Original issue date:	June 5, 2019 (3 business days after the pricing date)
Maturity date:	December 6, 2021
Interest:	None
Underlying indices:	Russell 2000® Index (the “RTY Index”) and S&P 500® Index (the “SPX Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Payment at maturity:

If the final index value of each underlying index is greater than its respective initial index value:

$1,000 + supplemental redemption amount, subject to the maximum payment amount

If the final index value of either underlying index is less than or equal to its respective initial index value:

$1,000 x index performance factor of the worst performing underlying index, subject to the minimum payment amount

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 per security by an amount that is proportionate to the percentage decline of the worst performing underlying index. However, under no circumstances will the payment due at maturity be less than the minimum payment amount of $950 per security.

Supplemental redemption amount:	(i) $1,000 times (ii) the index percent change of the worst performing underlying index times (iii) the participation rate
Worst performing underlying index:	The underlying index with the lesser index percent change
Maximum payment amount:	$1,172.50 to $1,222.50 per security (117.25% to 122.25% of the stated principal amount). The actual maximum payment amount will be determined on the pricing date.
Minimum payment amount:	$950 per security (95% of the stated principal amount)
Participation rate:	100%
Index percent change:	With respect to each underlying index, (final index value – initial index value) / initial index value
Index performance factor	With respect to each underlying index, final index value / initial index value
Final index value:	With respect to each underlying index, the index closing value of such index on the determination date
Determination date:	December 1, 2021, subject to postponement for non-index business days and certain market disruption events
CUSIP/ISIN:	61768D8H1 / US61768D8H14
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $974.70 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

Equity-Linked Partial Principal at Risk Securities, which we refer to as the securities, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities will pay no interest, provide for a minimum payment amount of only 95% of principal at maturity and will have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The payment at maturity on the securities will be based on the performance of the worst performing of the Russell 2000® Index and the S&P 500® Index. At maturity, if the final index value of each of the underlying indices is greater than its respective initial index value, investors will receive the stated principal amount of their investment plus a supplemental redemption amount reflecting 100% of the appreciation of the worst performing underlying index from its initial index value to its final index value, subject to the maximum payment amount. The supplemental redemption amount will therefore be payable only if both underlying indices have appreciated from their respective initial index values. However, if at maturity the final index value of either underlying index has depreciated in value, investors will lose 1% for every 1% decline in the worst performing underling index from its initial index value to its final index value, subject to the minimum payment amount. Investors may lose up to 5% of the stated principal amount of the securities. Because the payment at maturity is based on the worst performing of the underlying indices, a decline in either underlying index will result in a loss of up to 5% of your investment even if the other underlying index has appreciated or has not declined as much. The securities are for investors who are concerned about principal risk, but seek an equity index-based return, and who are willing to risk 5% of their principal and to forgo current income and upside returns above the maximum payment amount in exchange for the repayment of at least 95% of the principal at maturity and the opportunity to earn a return reflecting 100% of the appreciation of the worst performing underlying index from its initial index value to its final index value, subject to the maximum payment amount. The securities are securities issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments on the securities, including the payment of the minimum payment amount at maturity, are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319005641/dp105913_fwp-ps1914.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest and provide for a minimum payment amount of only 95% of principal.

•	The appreciation potential of the securities is limited by the maximum payment amount.

•	You are exposed to the price risk of both underlying indices.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risk of sustaining a loss on your investment than if the securities were linked to just one underlying index.

•	The market price of the securities will be influenced by many unpredictable factors.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the values of the underlying indices at any time other than the determination date.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	Investing in the securities is not equivalent to investing in either underlying index.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the securities. The following examples are for illustrative purposes only. The actual initial index value for each underlying index will be determined on the pricing date. Any payment at maturity on the securities is subject to our credit risk. The below examples are based on the following terms:

Stated principal amount:	$1,000 per security
Participation rate:	100%
Minimum payment amount:	$950 per security (95% of the stated principal amount)
Hypothetical maximum payment amount:	$1,197.50 per security (119.75% of the stated principal amount, the midpoint of the specified range)
Hypothetical initial index value:	With respect to the RTY Index: 1,500 With respect to the SPX Index: 2,800

EXAMPLE 1: Both underlying indices appreciate significantly and so investors receive only the maximum payment at maturity.

Final index value		RTY Index: 2,250
SPX Index: 3,920
Index percent change		RTY Index: (2,250 – 1,500) / 1,500 = 50% SPX Index: (3,920 – 2,800) / 2,800 = 40%
Payment at maturity	=	$1,000 + ($1,000 × index percent change of the worst performing underlying index), subject to the maximum payment amount
	=	$1,000 + ($1,000 × 40%), subject to the maximum payment amount
	=	$1,197.50

In example 1, the final index values of both the RTY Index and SPX Index are greater than their initial index values. The RTY Index has appreciated by 50% while the SPX Index has appreciated by 40%. Therefore, investors receive at maturity the stated principal amount plus a return reflecting 100% of the appreciation of the worst performing underlying, subject to the maximum payment amount. Under the terms of the securities, investors will realize the hypothetical maximum payment amount at a final index value of the worst performing underlying index of 119.75% of its respective initial index value. Therefore, in this example, investors receive only the hypothetical maximum payment amount of $1,197.50 per stated principal amount, even though both underlying indices have appreciated significantly.

EXAMPLE 2: The final index value of each underlying index is greater than its respective initial index value.

Final index value		RTY Index: 1,575
SPX Index: 3,640
Index percent change		RTY Index: (1,575 – 1,500) / 1,500 = 5% SPX Index: (3,640 – 2,800) / 2,800 = 30%
Payment at maturity	=	$1,000 + ($1,000 × index percent change of the worst performing underlying index), subject to the maximum payment amount
	=	$1,000 + ($1,000 × 5%)
	=	$1,050

In example 2, the final index values of both the RTY Index and SPX Index are greater than their initial index values. The RTY Index has appreciated by 5% while the SPX Index has appreciated by 30%. Therefore, investors receive at maturity the stated principal amount plus a return reflecting 100% of the appreciation of the worst performing underlying index, which is the RTY Index in this example. Investors receive $1,050 per security at maturity.

EXAMPLE 3: The final index value of one underlying index is greater than its respective initial index value, while the final index value of the other underlying index is less than its respective initial index value, but not by more than 5%.

Final index value		RTY Index: 1,800
SPX Index: 2,716
Index performance factor		RTY Index: 1,800 / 1,500 = 120% SPX Index: 2,716 / 2,800 = 97%
Payment at maturity	=	($1,000 x index performance factor of the worst performing underlying index), subject to the minimum payment amount
	=	$1,000 × 97%
	=	$970

In example 3, the final index value of the RTY Index is greater than its initial index value, while the final index value of the SPX Index is less than its initial index value. While the RTY Index has appreciated by 20%, the SPX Index has declined by 3%. Therefore, investors are exposed to the negative performance of the SPX Index, which represents the worst performing underlying index in this example, subject to the minimum payment amount. At maturity, investors receive a payment at maturity of $970 per security, or 97% of the stated principal amount. In this example, investors are exposed to the negative performance of the worst performing underlying index, subject to the minimum payment amount, even though the other underlying index has appreciated in value by 20%, because the final index value of each underlying index is not greater than its respective initial index value.

EXAMPLE 4: The final index value of one underlying index is greater than its respective initial index value, while the final index value of the other underlying index is less than its respective initial index value by more than 5%.

Final index value		RTY Index: 1,050
SPX Index: 3,220
Index performance factor		RTY Index: 1,050 / 1,500 = 70% SPX Index: 3,220 / 2,800 = 115%
Payment at maturity	=	($1,000 x index performance factor of the worst performing underlying index), subject to the minimum payment amount
	=	$950

In example 4, the final index value of the SPX Index is greater than its initial index value, while the final index value of the RTY Index is less than its initial index value. While the SPX Index has appreciated by 15%, the RTY Index has declined by 30%. Therefore, investors are exposed to the negative performance of the RTY Index, which is the worst performing underlying index in this example, subject to the minimum payment amount. Because the worst performing underlying index has declined by 5% or more, investors receive the minimum payment amount of $950 per security at maturity, or 95% of the stated principal amount. In this example, investors are exposed to the negative performance of the worst performing underlying index, subject to the minimum payment amount, even though the other underlying index has appreciated in value by 15%, because the final index value of each underlying index is not greater than its respective initial index value.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2014 through April 25, 2019. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the determination date.

Russell 2000® Index Daily Index Closing Values January 1, 2014 to April 25, 2019

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through April 25, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the determination date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to April 25, 2019